EXHIBIT 20

                                            NEWS RELEASE

                                            NEWS RELEASE

Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870

                                            NEWS RELEASE


Media Relations:                    Investor Relations:
Roger W. W. Baker                   Daniel A. Conforti
(203)698-5148                       (203)698-5132




                            FORTUNE BRANDS ANNOUNCES
                              AGREEMENT TO ACQUIRE
                          APOLLO PRESENTATION PRODUCTS


Old Greenwich, CT, February 6, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, announced today that its ACCO office products unit has signed a definitive agreement to acquire the Apollo Presentation Products business.

         With worldwide sales around $60 million, Apollo is a North American leader in presentation products, a large, growing category.

         "This continues our strategy of making value-creating, add-on acquisitions," noted Fortune Brands' Chairman and Chief Executive Officer Thomas
C. Hays. "Apollo is an extremely good fit with our ACCO World, the world leader in office supplies. Apollo's products are principally sold through office products channels, where it has leading positions. We expect to achieve significant synergies with this acquisition and a positive impact on E.P.S. right from the start."

         Apollo sells a broad range of presentation products, including LCD panels and projectors, overhead projectors, transparency films and laser pointers. Apollo is headquartered in Ronkonkoma, New York.

         Hays noted last year's acquisition of Nobo Group, the U.K. leader in presentation products, with a growing presence in continental Europe and worldwide sales around $80 million. "The combination of Nobo and Apollo will create a leading global position in the growing presentation products category -- an important advantage as major customers expand on a global basis. We also expect economies of scale and accelerated growth through joint new product development."

         "When the acquisition of Apollo is completed," Hays added, "we will have completed six acquisitions in the past 14 months, adding around $250 million in annualized sales. Our operating companies have been capitalizing on opportunities to create value by acquiring brands, integrating them and achieving profit-enhancing synergies."

         The acquisition, which is subject to a number of conditions including Hart-Scott-Rodino review, is expected to be completed within the next 30 days.

         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have powerhouse brands and leading market positions. Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and Aristokraft cabinets sold by units of MasterBrand Industries -- and office products brands -- including ACCO World Corporation's Day-Timer and Swingline. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.


         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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